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Exhibit 99.1

Third Quarter Report 2009

 QUARTERLY MANAGEMENT'S DISCUSSION AND ANALYSIS

UNITED STATES GAAP

(all figures are expressed in US dollars unless otherwise noted and all units of measurement expressed in metric unless otherwise noted)

Results of Operations

        Agnico-Eagle Mines Limited ("Agnico-Eagle" or the "Company") reported third quarter net loss of $17.0 million, or $0.11 per share, compared to net income of $14.0 million, or $0.10 per share, in the third quarter of 2008. Net income for the third quarter of 2009 include a non-cash foreign currency translation loss of $22.9 million, or $0.15 per share, as well as a stock option expense of $5.1 million, or $0.03 per share. Gold production in the third quarter of 2009 increased to 118,763 ounces from 68,753 ounces in the third quarter of 2008 due to the commencement of production at the Kittila and Lapa Mines, combined with full production of the Goldex Mine during the third quarter of 2009. Cash used in operating activities was $13.8 million in the third quarter of 2009 compared to cash provided from operating activities of $17.9 million in the prior year's third quarter. The impact of significantly higher gold production, compared to the third quarter of 2008, was more than offset by changes in working capital related to a build-up of supplies inventory for the winter season and 2010 operations at the Company's Meadowbank Project.

        The table below summarizes the key variances in net income for the third quarter of 2009 from the net income reported for the same period in 2008.

(millions of dollars)	Third Quarter	Year to Date
Increase in gold revenue	$54.6	$133.8
Increase (decrease) in silver revenue	0.9	(7.3)
Increase (decrease) in zinc revenue	1.8	(19.2)
Increase (decrease) in copper revenue	0.8	(14.8)
Weaker Canadian dollar	5.8	21.3
Higher production costs (due to additional mines)	(43.9)	(80.4)
Increased depreciation & amortization (due to additional mines)	(14.1)	(27.2)
Higher non cash foreign currency translation losses	(41.4)	(58.3)
Lower (higher) income and mining taxes	(3.7)	31.2
Decreased corporate costs and other	8.2	8.2

Net positive (negative) variance	$(31.0)	$(12.7)

        On May 1, 2009, both the Kittila Mine and Lapa Mine achieved commercial production. As a result, commencing on May 1, 2009, all revenues generated and their related costs of production at the Kittila Mine and Lapa Mine were recognized on the income statement versus being capitalized to property, plant and mine development prior to commercial production.

        In the third quarter of 2009, revenues from mining operations increased to $149.3 million from $91.2 million in the third quarter of 2008. This is mainly due to the increase in gold production by the Kittila and Lapa mines that were not in commercial production in the third quarter of 2008. In addition, Goldex production increased during the third quarter of 2009 compared to the same quarter in 2008 since it was in the ramp-up phase last year. These three mines produced an incremental 50,703 ounces during the third quarter of 2009 when compared to the third quarter of 2008. In addition, during the third quarter of 2009, there were higher realized prices for all metals when compared to the third quarter of 2008.

        In the third quarter of 2009, total cash costs per ounce increased to $449 per ounce of gold produced from $240 per ounce in the third quarter of 2008. This increase in total cash costs is attributable to the fact that the Goldex, Kittila and Lapa mines are producing only gold with no credits against production costs from byproduct revenue and that the Kittila and Lapa mines are currently not operating at full capacity.

        During the third quarter of 2009, exploration and corporate development costs amounted to $11.8 million compared to $8.3 million during the same quarter of 2008 due to new exploration projects in Mexico and the Yukon Territory and increased grassroots exploration activities in the Nunavut area. Also during the third quarter of 2009, the Company sold marketable securities resulting in a gain on sale of available-for-sale securities amounting to $5.9 million. The Company also realized a gain of $1.9 million related to the written call options against the shares of Goldcorp Inc.

        The following tables provides a reconciliation of the total cash costs per ounce of gold produced and mine site costs per tonne to the interim consolidated financial statements for the LaRonde, Goldex, Lapa and Kittila Mines:

(thousands of dollars, except where noted)	Three months ended September 30, 2009	Three months ended September 30, 2008	Nine months ended September 30, 2009	Nine months ended September 30, 2008
LaRonde	$43,331	$42,393	$123,104	$132,085
Goldex	13,930	8,132	37,880	8,132
Lapa	11,404	—	15,222	—
Kittila	19,987	—	23,177	—

Total production costs per Consolidated Statements of Income	$88,652	$50,525	$199,383	$140,217

LaRonde Mine

(thousands of dollars, except where noted)	Three months ended September 30, 2009	Three months ended September 30, 2008	Nine months ended September 30, 2009	Nine months ended September 30, 2008
Production costs per Consolidated Statements of Income	$43,331	$42,393	$123,104	$132,085
Adjustments:
Byproduct revenues	(38,404)	(34,939)	(96,385)	(137,743)
Inventory adjustment(i)	(1,025)	(195)	(972)	314
Non-cash reclamation provision	(311)	(293)	(878)	(906)

Cash operating costs	$3,591	$6,966	$24,869	$(6,250)

Gold production (ounces)	47,726	51,594	157,098	161,938

Total cash costs (per ounce)(ii)	$75	$135	$158	$(38)

(thousands of dollars, except where noted)	Three months ended September 30, 2009	Three months ended September 30, 2008	Nine months ended September 30, 2009	Nine months ended September 30, 2008
Production costs per Consolidated Statements of Income	$43,331	$42,393	$123,104	$132,085
Adjustments:
Inventory adjustment(iii)	(2,065)	2,364	(1,136)	1,461
Non-cash reclamation provision	(311)	(293)	(878)	(906)

Minesite operating costs (US$)	$40,955	$44,464	$121,090	$132,640

Minesite operating costs (C$)	$44,681	$46,592	$139,778	$135,374

Tonnes of ore milled (000's tonnes)	599	654	1,903	1,992

Minesite costs per tonne (C$)(iv)	$75	$71	$73	$68

Goldex Mine

(thousands of dollars, except where noted)	Three months ended September 30, 2009	Three months ended September 30, 2008	Nine months ended September 30, 2009	Nine months ended September 30, 2008
Production costs per Consolidated Statements of Income	$13,930	$8,132	$37,880	$8,132
Adjustments:
Inventory adjustment(i)	(177)	1,434	1,214	1,434
Non-cash reclamation provision	(53)	(33)	(149)	(33)

Cash operating costs	$13,700	$9,533	$38,945	$9,533

Gold production (ounces)	31,169	15,375	102,774	15,375

Total cash costs (per ounce)(ii)	$440	$620	$379	$620

(thousands of dollars, except where noted)	Three months ended September 30, 2009	Three months ended September 30, 2008	Nine months ended September 30, 2009	Nine months ended September 30, 2008
Production costs per Consolidated Statements of Income	$13,930	$8,132	$37,880	$8,132
Adjustments:
Inventory adjustment(iii)	(177)	1,434	1,214	1,434
Non-cash reclamation provision	(53)	(33)	(149)	(33)

Minesite operating costs (US$)	$13,700	$9,533	$38,945	$9,533

Minesite operating costs (C$)	$14,797	$9,761	$44,877	$9,761

Tonnes of ore milled (000's tonnes)	676	286	1,911	286

Minesite costs per tonne (C$)(iv)	$22	$34	$23	$34

 Lapa Mine

(thousands of dollars, except where noted)	Three months ended September 30, 2009	Three months ended September 30, 2008	Nine months ended September 30, 2009	Nine months ended September 30, 2008
Production costs per Consolidated Statements of Income	$11,404	$—	$15,222	$—
Adjustments:
Inventory adjustment(i)	3,395	—	10,586	—
Non-cash reclamation provision	(7)	—	(14)	—

Cash operating costs	$14,792	$—	$25,794	$—

Gold production (ounces)	18,409	—	30,013	—

Total cash costs (per ounce)(ii)	$804	$—	$859	$—

(thousands of dollars, except where noted)	Three months ended September 30, 2009	Three months ended September 30, 2008	Nine months ended September 30, 2009	Nine months ended September 30, 2008
Production costs per Consolidated Statements of Income	$11,404	$—	$15,222	$—
Adjustments:
Inventory adjustment(iii)	3,395	—	10,586	—
Non-cash reclamation provision	(7)	—	(14)	—

Minesite operating costs (US$)	$14,792	$—	$25,794	$—

Minesite operating costs (C$)	$15,811	$—	$27,956	$—

Tonnes of ore milled (000's tonnes)	109	—	190	—

Minesite costs per tonne (C$)(iv)	$146	$—	$147	$—

 Kittila Mine

(thousands of dollars, except where noted)	Three months ended September 30, 2009	Three months ended September 30, 2008	Nine months ended September 30, 2009	Nine months ended September 30, 2008
Production costs per Consolidated Statements of Income	$19,987	$—	$23,177	$—
Adjustments:
Inventory adjustment(i)	(141)	—	8,497	—
Non-cash reclamation provision	(99)	—	(161)	—

Cash operating costs	$19,747	$—	$31,513	$—

Gold production (ounces)	18,284	—	30,277	—

Total cash costs (per ounce)(ii)	$1,080	$—	$1,041	$—

(thousands of dollars, except where noted)	Three months ended September 30, 2009	Three months ended September 30, 2008	Nine months ended September 30, 2009	Nine months ended September 30, 2008
Production costs per Consolidated Statements of Income	$19,987	$—	$23,177	$—
Adjustments:
Inventory adjustment(iii)	(141)	—	8,497	—
Non-cash reclamation provision	(99)	—	(161)	—

Minesite operating costs (US$)	$19,747	$—	$31,513	$—

Minesite operating costs (EUR)	€14,012	€—	€22,074	€—

Tonnes of ore milled (000's tonnes)	180	—	312	—

Minesite costs per tonne (EUR)(iv)	€78	€—	€71	€—

Notes:

(i)
Under the Company's revenue recognition policy, revenue is recognized on concentrates when legal title passes. Since total cash costs are calculated on a production basis, this inventory adjustment reflects the sales margin on the portion of concentrate production for which revenue has not been recognized in the period.

(ii)
Total cash costs is not a recognized measure under US GAAP and this data may not be comparable to data presented by other gold producers. The Company believes that this generally accepted industry measure is a realistic indication of operating performance and is useful in allowing year over year comparisons. As illustrated in the table above, this measure is calculated by adjusting Production Costs as shown in the Consolidated Statements of Income and Comprehensive Income for net byproduct revenues, inventory adjustments and asset retirement provisions. This measure is intended to provide investors with information about the cash generating capabilities of the Company's mining operations. Management uses this measure to monitor the performance of the Company's mining operations. Since market prices for gold are quoted on a per ounce basis, using this per ounce measure allows management to assess the mine's cash generating capabilities at various gold prices. Management is aware that this per ounce measure of performance can be impacted by fluctuations in byproduct metal prices and exchange rates. Management compensates for the limitation inherent with this measure by using it in conjunction with the minesite costs per tonne measure (discussed below) as well as other data prepared in accordance with US GAAP. Management also performs sensitivity analyses in order to quantify the effects of fluctuating metal prices and exchange rates.

(iii)
This inventory adjustment reflects production costs associated with unsold concentrates.

(iv)
Minesite costs per tonne is not a recognized measure under US GAAP and this data may not be comparable to data presented by other gold producers. As illustrated in the table above, this measure is calculated by adjusting Production Costs as shown in the Consolidated Statements of Income and Comprehensive Income for inventory and hedging adjustments (if any) and asset retirement provisions and then dividing by tonnes processed through the mill. Since total cash costs data can be affected by fluctuations in byproduct metal prices and exchange rates, management believes minesite costs per tonne provides additional information regarding the performance of mining operations and allows management to monitor operating costs on a more consistent basis as the per tonne measure eliminates the cost variability associated with varying production levels. Management also uses this measure to determine the economic viability of mining blocks. As each mining block is evaluated based on the net realizable value of each tonne mined, in order to be economically viable the estimated revenue on a per tonne basis must be in excess of the minesite costs per tonne. Management is aware that this per tonne measure is impacted by fluctuations in production levels and thus uses this evaluation tool in conjunction with production costs prepared in accordance with US GAAP. This measure supplements production cost information prepared in accordance with US GAAP and allows investors to distinguish between changes in production costs resulting from changes in production versus changes in operating performance.

Liquidity and Capital Resources

        At September 30, 2009, Agnico-Eagle's cash, cash equivalents, short-term investments and restricted cash totalled $239.0 million, while working capital was $431.6 million. At December 31, 2008, the Company had $99.4 million in cash, cash equivalents, short-term investments and restricted cash and $165.4 million in working capital. The Company's policy is to invest excess cash in highly liquid investments of the highest credit quality to eliminate any risks associated with these investments. Such investments with remaining maturities at time of purchase greater than three months are classified as short-term investments and decisions regarding the length of maturities are based on cash flow requirements, rates of returns and various other factors.

        Cash used by operating activities was $13.8 million in the third quarter of 2009 compared to cash provided by operating activities of $17.9 million in the third quarter of 2008. In the third quarter of 2009, revenues from mining operations increased to $149.3 million from $91.2 million in the third quarter of 2008. This was mainly due to the increase in gold production by the Kittila and Lapa mines that were not in commercial production in the third quarter of 2008. In addition, Goldex production increased during the third quarter of 2009 compared to the same quarter in 2008 since it was in the ramp-up phase last year. However, the impact of significantly higher gold production, compared to the third quarter of 2008, was more than offset by changes in working capital related to a build-up of supplies inventory for the winter season and 2010 operations at the Company's Meadowbank Project. Excluding the large changes in working capital movements, cash provided by operating activities increased significantly when compared to the third quarter of 2008 due to the large growth in gold revenue. In addition, during the third quarter of 2009, there were higher realized prices for all metals when compared to the second quarter of 2008.

        For the three months ended September 30, 2009, capital expenditures were $172.8 million compared to $253.7 million in the three months ended September 30, 2008. The significant capital expenditures during the third quarter of 2009 pertained to the Meadowbank and Pinos Altos projects. The capital expenditures were significantly lower during the third quarter of 2009 when compared to the third quarter of 2008 due to the completion of construction activities at the Kittila and Lapa mines and the winding down of construction at the Pinos Altos project. Also during the third quarter of 2009, the Company sold marketable securities resulting in cash proceeds of $34.7 million.

        During the second quarter of 2009, Agnico-Eagle executed a new non-amortizing $600 million revolving credit facility, maturing June 2012. The new facility replaces a pre-existing $300 million tranche of the Company's credit lines that would have matured September 2010. The new facility together with the remaining tranche of the pre-existing credit facilities (non-amortizing $300 million revolving credit line, maturing January 2013), allow for borrowings of up to $900 million. Both credit facilities are unsecured. During the second quarter of 2009, Agnico-Eagle also executed an unsecured C$95 million bonding facility with Export Development Canada. This facility matures June 2014 and will be used to provide letters of credit for environmental obligations or in relation to license or permit bonds relating to the Meadowbank project.

        During the third quarter of 2009, the Company drew down an additional $200 million from its bank debt facilities. As of September 30, 2009, the Company had $215 million in undrawn credit lines. The amount available under the facility is reduced by letters of credit drawn under the facility. Letters of Credit outstanding under the facility at September 30, 2009 amounted to $20 million, and therefore, the amount available to be borrowed as of September 30, 2009, was approximately $195 million. The facility requires the Company to maintain specified financial ratios and meet financial condition covenants. These financial condition covenants were met at September 30, 2009 and September 30, 2008.

        Also during the third quarter of 2009, $17.3 million of common shares were issued which was attributable to the employee share purchase plan and the exercising of stock options.

        Volatility remains high in global financial markets and weakness in the global economy continues to have a serious impact on the profitability and liquidity of many businesses. Although there are signs of stabilization, the timing of a return to historical market conditions is uncertain. Virtually all industries, including the gold mining business, have been affected by weak economic conditions and volatile financial markets. Positive signs for the global economy include a relative easing of credit risk spreads, a reduction in financial systemic risk, lower levels of volatility in many markets and an improvement in investor confidence. However, economic data show mixed signals for the likelihood of sustained near-term economic recovery, and the costs of funding for many businesses, especially for financial institutions with which we do business, remain high compared to historical levels. A prolonged global recession and continuation of volatility in world markets could have a significant impact on our business. In particular, the global credit/liquidity crisis could continue to affect the cost and availability of financing and our overall liquidity. The volatility in gold, silver, zinc and copper prices affects the amount of our revenues, and our earnings and cash flow. Volatile energy prices, commodity and consumables prices and currency exchange rates impact our production costs. The volatility of global stock markets impacts the valuation of our equity investments.

AGNICO-EAGLE MINES LIMITED

SUMMARY OF OPERATIONS KEY PERFORMACE INDICATORS

(thousands of United States dollars, except where noted, US GAAP basis)

	Three months ended September 30,		Nine months ended September 30,
	2009 Actual	2008 Actual	2009 Actual	2008 Actual
Income Contribution Analysis
LaRonde Mine	$40,276	$37,377	$128,575	$152,217
Goldex Mine	16,687	3,456	54,260	3,456
Lapa Mine	2,751	—	1,918	—
Kittila Mine	884	—	4,029	—

Operating margin	60,598	40,833	188,782	155,673
Amortization	23,200	9,049	50,800	23,595
Corporate expenses	44,007	11,116	96,670	46,883

Income (loss) before tax	(6,609)	20,668	41,312	85,195
Tax provision	10,357	6,630	2,710	33,902

Net income (loss) for the period	$(16,966)	$14,038	$38,602	$51,293

Net income (loss) per share — basic	$(0.11)	$0.10	$0.25	$0.36
Net income (loss) per share — diluted	$(0.11)	$0.10	$0.24	$0.35
Cash flows
Operating cash flow	$(13,787)	$18,099	$61,405	$165,478
Investing cash flow	$(136,756)	$(260,811)	$(447,908)	$(657,415)
Financing cash flow	$217,590	$213,983	$522,284	$298,197
Realized prices per sales volume (US$)
Gold (per ounce)	$939	$903	$957	$926
Silver (per ounce)	$15.59	$13.87	$14.48	$16.72
Zinc (per tonne)	$1,932	$1,667	$1,589	$2,005
Copper (per tonne)	$7,580	$6,732	$5,745	$8,598
Payable production (Note 1)
Gold (ounces)
LaRonde Mine	47,726	51,594	157,098	161,938
Goldex Mine	31,169	17,159	102,774	25,464
Kittila Mine	18,284	—	36,568	—
Lapa Mine	18,409	—	30,013	—
Pinos Altos Mine	3,175	—	3,175	—

	118,763	68,753	329,628	187,402

Silver (ounces in thousands)
LaRonde Mine	995	1,167	3,058	3,149
Pinos Altos Mine	16	—	16	—

	1,011	1,167	3,074	3,149
Zinc (LaRonde Mine) (tonnes)	12,516	18,040	40,735	51,371
Copper (LaRonde Mine) (tonnes)	1,400	1,567	5,148	5,185
Payable metal sold
Gold (ounces)
LaRonde Mine	48,959	48,517	160,381	156,763
Goldex Mine	32,572	13,860	98,007	13,860
Kittila Mine	21,946	—	28,726	—
Lapa Mine	14,669	—	17,836	—
Pinos Altos Mine	594	—	594	—

	118,740	62,377	305,544	170,623

AGNICO-EAGLE MINES LIMITED

SUMMARY OF OPERATIONS KEY PERFORMACE INDICATORS

(thousands of United States dollars, except where noted, US GAAP basis)

	Three months ended September 30,		Nine months ended September 30,
	2009 Actual	2008 Actual	2009 Actual	2008 Actual
Silver (ounces in thousands)
LaRonde Mine	1,009	1,085	3,033	3,058
Pinos Altos Mine	1	—	1	—

	1,010	1,085	3,034	3,058
Zinc (LaRonde Mine) (tonnes)	14,579	16,541	44,440	50,512
Copper (LaRonde Mine) (tonnes)	1,405	1,421	5,157	4,950
Total cash costs per ounce of gold produced (Note 2)
LaRonde Mine	$75	$135	$158	$(41)
Goldex Mine	440	620	379	620
Kittila Mine	1,080	—	1,041	—
Lapa Mine	804	—	859	—

Weighted average	$449	$240	$391	$15

Notes:

(1)
Payable mineral production means the quantity of mineral produced during a period contained in products that are or will be sold by the Company, whether such products are sold during the period or held as inventory at the end of the period.
(2)
Total cash costs per ounce is a non-US GAAP measure of performance that the Company uses to monitor the performance of its operations. See "Results of Operations — Production Costs".

AGNICO-EAGLE MINES LIMITED

SUMMARIZED QUARTERLY DATA

(thousands of United States dollars, except where noted)

	December 31, 2007	March 31, 2008	June 30, 2008	September 30, 2008	December 31, 2008	March 31, 2009	June 30, 2009	September 30, 2009
Consolidated Financial Data
Income and cash flows
Revenues from mining operations	$108,728	$119,134	$85,398	$91,171	$73,235	$105,831	$133,084	$149,250
Production costs	42,180	43,651	46,041	50,525	46,645	49,718	61,013	88,652

Gross profit (exclusive of amortization shown below)	$66,548	$75,483	$39,357	$40,646	$26,590	$56,113	$72,071	$60,598
Amortization	6,157	7,030	7,516	9,049	12,538	12,130	15,470	23,200

Gross profit	$60,391	$68,453	$31,841	$31,597	$14,052	$43,983	$56,601	$37,398

Net income (loss) for the period	$65,162	$28,908	$8,347	$14,038	$21,874	$54,341	$1,227	$(16,966)
Net income (loss) per share (basic)	$0.46	$0.20	$0.06	$0.10	$0.15	$0.35	$0.01	$(0.11)
Net income (loss) per share (diluted)	$0.46	$0.20	$0.06	$0.10	$0.15	$0.35	$0.01	$(0.11)
Cash provided by (used in) operating activities	$48,840	$54,587	$92,792	$18,099	$(46,443)	$48,823	$26,369	$(13,787)
Cash used in investing activities	$(218,065)	$(121,766)	$(272,035)	$(260,811)	$(260,134)	$(155,422)	$(155,730)	$(136,756)
Cash provided by financing activities	$124,181	$5,721	$75,690	$213,983	$262,015	$216,447	$88,247	$217,590
Weighted average number of common shares outstanding (basic — in thousands)	140,618	143,372	143,720	143,831	148,041	155,184	155,805	156,164

AGNICO-EAGLE MINES LIMITED

CONSOLIDATED BALANCE SHEETS

(thousands of United States dollars, US GAAP basis)
(Unaudited)

	As at September 30, 2009	As at December 31, 2008
ASSETS
Current
Cash and cash equivalents	$208,609	$68,382
Short-term investments	5,504	—
Restricted cash	24,919	30,999
Trade receivables	71,647	45,640
Inventories:
Ore stockpiles	33,772	24,869
Concentrates and dore	22,926	5,013
Supplies	113,702	40,014
Available-for-sale securities (note 7)	78,937	70,383
Fair value of derivative financial instruments (note 10)	4,138	—
Other current assets	46,617	65,994

Total current assets	610,771	351,294

Other assets	23,944	8,383
Future income and mining tax assets	28,004	21,647
Property, plant and mine development	3,450,584	2,997,500

	$4,113,303	$3,378,824

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities	$170,202	$139,795
Dividends payable	277	28,304
Interest payable	1,469	146
Income taxes payable	5,774	4,814
Fair value of derivative financial instruments (note 10)	1,439	12,823

Total current liabilities	179,161	185,882

Long-term debt (note 8)	685,000	200,000
Reclamation provision and other liabilities	88,442	71,770
Future income and mining tax liabilities (note 9)	474,012	403,416
SHAREHOLDERS' EQUITY
Capital stock (note 5)	2,370,970	2,299,747
Stock options (note 6)	60,385	41,052
Warrants	24,858	24,858
Contributed surplus	15,166	15,166
Retained earnings	196,143	157,541
Accumulated other comprehensive income (loss)	19,166	(20,608)

Total shareholders' equity	2,686,688	2,517,756

	$4,113,303	$3,378,824

See accompanying notes

AGNICO-EAGLE MINES LIMITED

CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)

(thousands of United States dollars except share and per share amounts, US GAAP basis)
(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2009	2008	2009	2008
REVENUES
Revenues from mining operations	$149,250	$91,171	$388,165	$295,703
Interest and sundry income (note 10)	3,664	2,567	13,460	9,326

	152,914	93,738	401,625	305,029

COSTS AND EXPENSES (GAINS)
Production	88,652	50,525	199,383	140,217
Exploration and corporate development	11,846	8,325	28,718	26,163
Amortization of plant and mine development	23,200	9,049	50,800	23,595
General and administrative	14,658	10,829	45,823	40,456
Write-down on sale of available-for-sale securities	—	35,588	—	35,588
Gain on sale of available-for-sale securities (note 7)	(5,939)	(25,220)	(6,474)	(25,626)
Provincial capital tax	1,583	1,439	4,165	3,314
Interest	2,648	1,038	5,852	2,356
Foreign currency translation loss (gain)	22,875	(18,503)	32,046	(26,229)

Income before income, mining and federal capital taxes	(6,609)	20,668	41,312	85,195
Income and mining tax expense (note 9)	10,357	6,630	2,710	33,902

Net income (loss) for the period	$(16,966)	$14,038	$38,602	$51,293

Net income (loss) per share — basic	$(0.11)	$0.10	$0.25	$0.36

Net income (loss) per share — diluted	$(0.11)	$0.10	$0.24	$0.35

Weighted average number of shares outstanding (in thousands)
Basic	156,164	143,831	155,725	143,641
Diluted	158,907	144,975	157,857	144,785
Comprehensive income:
Net income (loss) for the period	$(16,966)	$14,038	$38,602	$51,293

Other comprehensive income (loss):
Unrealized gain on hedging activities	6,305	—	15,563	—
Unrealized gain (loss) on available-for-sale securities	17,658	(7,535)	37,067	(20,913)
Adjustments for derivative financial instruments maturing during the period	(3,986)	—	(2,536)	—
Adjustments for realized loss (gain) on available-for-sale securities due to dispositions and write-downs during the period	(6,474)	10,369	(6,474)	10,059
Amortization of unrecognized gain on pension liability	(337)	—	(323)	16
Tax effect of other comprehensive income (loss) items (note 9)	(628)	—	(3,523)	(4)

Other comprehensive income (loss) for the period	12,538	2,834	39,774	(10,842)

Comprehensive income (loss) for the period	$(4,428)	$16,872	$78,376	$40,451

See accompanying notes

AGNICO-EAGLE MINES LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(thousands of United States dollars, US GAAP basis)
(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2009	2008	2009	2008
Retained earnings
Balance, beginning of period	$213,109	$149,495	$157,541	$112,240
Net income (loss) for the period	(16,966)	14,038	38,602	51,293

Balance, end of period	$196,143	$163,533	$196,143	$163,533

Accumulated other comprehensive income (loss)
Balance, beginning of period	$6,628	$(37,388)	$(20,608)	$(23,712)
Other comprehensive income (loss) for the period	12,538	2,834	39,774	(10,842)

Balance, end of period	$19,166	$(34,554)	$19,166	$(34,554)

See accompanying notes

AGNICO-EAGLE MINES LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(thousands of United States dollars, US GAAP basis)
(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2009	2008	2009	2008
Operating activities
Net income (loss) for the period	$(16,966)	$14,038	$38,602	$51,293
Add (deduct) items not affecting cash:
Amortization of plant and mine development	23,200	9,049	50,800	23,595
Future income and mining taxes	9,816	6,468	1,887	33,342
Loss (gain) on sale of securities	(7,804)	10,368	(15,130)	9,962
Stock option and share purchase plan expense	5,745	2,518	23,512	18,523
Foreign currency translation loss (gain)	22,875	(18,503)	32,046	(26,229)
Other	1,685	(1,149)	1,768	(76)
Changes in non-cash working capital balances
Trade receivables	6,504	20,453	(26,007)	18,608
Income taxes payable	(1,017)	—	960	—
Other taxes recoverable	688	(16,606)	27,954	(32,067)
Inventories	(79,994)	(39,885)	(91,999)	(43,248)
Other current assets	(16,130)	11,341	(21,972)	39,568
Interest payable	983	458	1,323	458
Accounts payable and accrued liabilities	36,628	19,549	37,661	71,749

Cash provided by (used in) operating activities	(13,787)	18,099	61,405	165,478

Investing activities
Additions to property, plant and mine development	(172,832)	(253,684)	(483,181)	(678,307)
Decrease (increase) in short-term investments	(961)	992	(5,504)	78,770
Proceeds on sale of available-for-sale securities and other	34,684	38,878	41,077	40,487
Purchases of available-for-sale securities	(3,403)	(57,717)	(6,380)	(111,540)
Purchase of Stornoway Diamond Corporation debentures	—	10,720	—	10,720
Decrease in restricted cash	5,756	—	6,080	2,455

Cash used in investing activities	(136,756)	(260,811)	(447,908)	(657,415)

Financing activities
Dividends paid	—	—	(27,132)	(23,779)
Repayment of capital lease obligations	(1,231)	(15,423)	(8,113)	(15,423)
Proceeds from bank debt	200,000	225,000	485,000	300,000
Sale-leaseback financing	2,640	—	13,528	—
Credit facility financing cost	(203)	(191)	(4,775)	(954)
Proceeds from common shares issued	16,384	4,597	63,776	38,353

Cash provided by financing activities	217,590	213,983	522,284	298,197

Effect of exchange rate changes on cash and cash equivalents	2,875	(8,023)	4,446	(8,845)

Net increase (decrease) in cash and cash equivalents during the period	69,922	(36,752)	140,227	(202,585)
Cash and cash equivalents, beginning of period	138,687	148,961	68,382	314,794

Cash and cash equivalents, end of period	$208,609	$112,209	$208,609	$112,209

Other operating cash flow information:
Interest paid during the period	$6,216	$2,667	$9,725	$3,369

Income, mining and capital taxes paid during the period	$4,884	$3,854	$7,743	$3,854

See accompanying notes

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(thousands of United States dollars except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2009

1.     BASIS OF PRESENTATION

  The accompanying unaudited interim consolidated financial statements of Agnico-Eagle Mines Limited (the "Company") have been prepared in accordance with United States generally accepted accounting principles ("GAAP") in US dollars. They do not include all of the disclosures required by GAAP for annual financial statements. Accordingly, these unaudited interim consolidated financial statements should be read in conjunction with the fiscal 2008 annual consolidated financial statements, including the accounting policies and notes thereto, included in the Annual Report and Annual Information Form/Form 20-F for the year ended December 31, 2008. In the opinion of management, the unaudited interim consolidated financial statements reflect all adjustments, which consist only of normal and recurring adjustments necessary to present fairly the financial position as at September 30, 2009 and the results of operations and cash flows for the three and nine months ended September 30, 2009 and 2008.

  Operating results for the three and nine months ended September 30, 2009 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2009.

2.     USE OF ESTIMATES

  The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Management believes that the estimates used in the preparation of the interim consolidated financial statements are reasonable and prudent; however, actual results could differ from these estimates.

3.     ACCOUNTING POLICIES

  These interim consolidated financial statements follow the same accounting policies and methods of their application as the December 31, 2008 audited annual consolidated financial statements except for the changes discussed below.

  Recently Adopted Accounting Pronouncements

  In June 2009, the Financial Accounting Standards Board ("FASB") issued statement No. 168, "The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles" ("FAS 168"). FAS 168 replaces FASB Statement No. 162 and establishes the FASB Accounting Standards Codification as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with GAAP. FAS 168 is effective for financial statements issued for interim and annual periods ending after September 15, 2009. Under the new codification FAS 168 is referred to as the Accounting Standards Codification ("ASC") 105. The adoption of this pronouncement does not have an impact on the financial statements as the ASC does not change U.S. GAAP, but is intended to simplify user access to all authoritative U.S. GAAP by providing all the authoritative literature related to a particular topic in one place.

  In March 2008, the FASB issued ASC 815-10-15 — Derivatives and Hedging ("ASC 815") (Prior authoritative literature: FASB Statement No. 161, "Disclosure about Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133"). ASC 815 provides revised guidance for enhanced disclosures about how and why an entity uses derivative instruments, how derivative instruments and the related hedged items are accounted, and how derivative instruments and the related hedged items affect an entity's financial position, financial performance and cash flows. The new guidance is effective for the Company's fiscal year beginning January 1, 2009. To the extent the required information was not previously disclosed in the 2008 annual consolidated financial statements, new disclosures have been incorporated in note 10.

  In April 2009, the FASB issued ASC 825-10-65 — Interim Reporting (Prior authoritative literature: FASB Statement No. 107-1, "Interim Disclosures about Fair Value of Financial Instruments") to enhance the transparency surrounding the treatment of financial instruments. This new guidance requires disclosures to be made at each interim reporting period regardless of how these instruments are recognized in the financial statements. The Company adopted the increased disclosure requirements beginning in the interim period ended June 30, 2009. Refer to note 10 for related disclosures.

  In May 2009, the FASB issued ASC 855-10-05 — Subsequent Events (Prior authoritative literature: FASB Statement No. 165, "Subsequent Events") to provide authoritative accounting literature that establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The Company adopted the disclosure requirements beginning in the interim period ended June 30, 2009. Refer to note 13 for related disclosures.

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2009

4.     FAIR VALUE MEASUREMENT

  The FASB ASC 820 — Fair Value Measurement and Disclosure (Prior authoritative literature: FASB Statement No. 157, "Fair Value Measurements") defines fair value, establishes a framework for measuring fair value under US GAAP, and requires expanded disclosures about fair value measurements. The three levels of the fair value hierarchy under the Fair Value Measurements and Disclosure Topic of the FASB Accounting Standards Codification are:

    Level 1 — Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

    Level 2 — Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability;

    Level 3 — Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

  The following table sets forth the Company's financial assets and liabilities measured at fair value within the fair value hierarchy.

	Total	Level 1	Level 2	Level 3
Financial assets:
Cash, cash equivalents, short-term investments, and restricted cash(1)	$239,032	$233,528	$5,504	$—
Trade receivables(1)	71,647	—	71,647	—
Derivative financial instruments(2)	4,138	—	4,138	—
Available-for-sale securities(3)	78,937	78,937	—	—

	$393,754	$312,465	$81,289	$—

Financial liabilities:
Accounts payable(1)	$170,202	$—	$170,202	$—
Derivative financial instruments(2)	1,439	—	1,439	—
Bank debt(4)	686,469	—	686,469	—

	$858,110	$—	$858,110	$—

(1)
Fair value approximates the carrying amounts due to the short-term nature.

(2)
Recorded at fair value based on broker-dealer quotations.

(3)
Recorded at fair value using quoted market prices.

(4)
Recorded at cost. This line item also includes accrued interest.

  Both the Company's cash equivalents and short-term investments are classified within Level 2 of the fair value hierarchy because they are held to maturity and valued using interest rates observable at commonly quoted intervals. Cash equivalents are market securities with remaining maturities of three months or less at the date of purchase.

5.     CAPITAL STOCK

  During the three months ended March 31, 2009, the Company implemented a restricted share unit ("RSU") plan for certain employees. A deferred compensation balance was recorded for the total grant-date value on the date of the grant. The deferred compensation balance was recorded as a reduction of shareholders' equity and is being amortized as compensation expense (or capitalized to construction in progress) over the applicable vesting period.

  The Company funded the plan by transferring $3.0 million to an employee benefit trust ("the Trust") that then purchased shares of the Company in the open market. For accounting purposes, the Trust is treated as a variable interest entity and consolidated in the accounts of the Company. On consolidation, the dividends paid on the shares held by the Trust were eliminated. The shares purchased and held by the Trust are treated as not being outstanding for the basic earnings per share ("EPS") calculations. They are amortized back into basic EPS over the vesting period. All of the shares held by the Trust were included in the diluted EPS calculations.

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2009

5.     CAPITAL STOCK (Continued)

  For the three months ended September 30, 2009, the Company's warrants were dilutive and were included in the calculation of diluted net income per share. There were no outstanding warrants in the three or nine months ended September 30, 2008.

  The following table presents the maximum number of common shares that would be outstanding if all instruments outstanding at September 30, 2009 were exercised:

Common shares outstanding at September 30, 2009	156,486,528
Employees' stock options	6,235,440
Warrants	8,600,000

171,321,968

  During the nine months ended September 30, 2009, 2,276,000 (2008 — 2,525,000) options were granted with an exercise price of C$62.65 (2008 — C$55.05), 1,128,075 (2008 — 1,330,309) employee stock options were exercised for cash of $33.3 million (2008 — $33.4 million), and 70,000 (2008 — 65,400) options were cancelled with a weighted average exercise price of C$56.50 (2008 — C$52.00).

  During the three months ended September 30, 2009, 5,000 (2008 — 5,000) options were granted with an exercise price of C$72.41 (2008 — C$50.43), 410,075 (2008 — 81,850) employee stock options were exercised for cash of $14.4 million (2008 — $3.0 million), and nil (2008 — 10,000) options were cancelled with a weighted average exercise price of nil (2008 — C$66.30).

  During the nine months ended September 30, 2009, the Company closed two private placements from treasury for a total of 358,900 flow-through shares for total proceeds of $25.9 million (2008 — nil). The Company has an obligation to incur $25.9 million in qualified exploration expenditures and to renounce such expenditures to the investors of these flow-through shares.

  During the three months ended September 30, 2009, the Company did not issue any flow-through shares (2008 — nil).

  The difference between the flow-through share issuance price and the market price of the Company's shares at the time of purchase is recorded as a liability at the time the flow-through shares are issued. This liability terminates when the exploration expenditures are renounced to investors. The difference between the flow-through share issuance price and market price reduces the future tax expense charged to income as this difference represents proceeds received by the Company for the sale of future tax deductions to investors in the flow-through shares.

  The following table illustrates the changes in capital stock for the nine months ended September 30, 2009:

	Shares	Amount
Common shares, beginning of period	154,808,918	$2,299,747
Shares issued under Employee Stock Option Plan	1,128,075	44,085
Shares issued under Incentive Share Purchase Plan	156,046	8,086
Shares issued under Dividend Reinvestment Plan	18,764	912
Shares issued for acquisition of property	15,825	893
Shares issued under flow-through share agreement	358,900	19,166

Common shares, end of period	156,486,528	$2,372,889
Restricted share unit plan	(37,352)	(1,919)

Total capital stock, end of period	156,449,176	$2,370,970

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2009

6.     STOCK-BASED COMPENSATION

  The following summary sets out the activity with respect to the Company's outstanding stock options:

	Nine months ended September 30, 2009
	# of Options	Weighted average exercise price (C$)
Outstanding, beginning of period	4,752,440	$44.57
Granted	2,276,000	$62.65
Exercised	(1,128,075)	$34.52
Cancelled	(70,000)	$56.50

Outstanding, end of period	5,830,365	$53.43

Options exercisable at end of period	2,557,940	$47.51

  For the nine months ended September 30, 2009 and 2008, the Company estimated the fair value of options under the Black-Scholes option pricing model using the following weighted average assumptions:

	2009	2008
Risk-free interest rate	1.27%	3.66%
Expected life of options (in years)	2.5	2.5
Expected volatility of the Company's share price	64.0%	44.6%
Expected dividend yield	0.42%	0.22%

7.     AVAILABLE-FOR-SALE SECURITIES

  During the three months ended September 30, 2009, the Company received proceeds of $33.6 million (2008 — $38.9 million) from the sale of certain available-for-sale securities and recognized a gain before taxes of $5.9 million (2008 — $25.2 million).

  During the nine months ended September 30, 2009, the Company received proceeds of $34.9 million (2008 — $40.5 million) from the sale of certain available-for-sale securities and recognized a gain before taxes of $6.5 million (2008 — $25.6 million).

  The cost of an available-for-sale security was determined based on the average cost. Available-for-sale securities are carried at fair value and comprise the following:

	As at September 30, 2009	As at December 31, 2008
Cost	$46,629	$68,691
Unrealized gains	32,394	1,692
Unrealized losses	(86)	—

Estimated fair value of available-for-sale securities	$78,937	$70,383

8.     LONG-TERM DEBT

  During the three months ended June 30, 2009, the Company executed a new non-amortizing $600 million revolving credit facility, maturing June 2012. The new facility replaced a pre-existing $300 million tranche of the Company's credit lines that would have matured September 2010. The new facility together with the remaining tranche of the pre-existing credit facilities (non-amortizing $300 million revolving credit line, maturing January 2013), allow for borrowings of up to $900 million. Both credit facilities are unsecured. In addition, during the three months ended June 30, 2009, the Company executed an unsecured C$95 million bonding facility with Export Development Canada. This facility matures June 2014 and will be used to provide letters of credit for environmental obligations or in relation to license or permit bonds relating to the Meadowbank project.

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2009

8.     LONG-TERM DEBT (Continued)

  During the three months ended September 30, 2009, the Company drew down an additional $200.0 million from the credit facilities and incurred $6.1 million of interest that was capitalized to property, plant and mine development (2008 — $1.7 million). At September 30, 2009, the credit facilities were drawn down by a total of $685.0 million (2008 — $300.0 million).

9.     INCOME TAXES

  On December 12, 2008, the Company executed a Canadian federal tax election to start using the US dollar as its functional currency for federal Canadian income tax purposes. As the related tax legislation was enacted in the first quarter of 2009, this election applies to taxation years ended December 31, 2008 and subsequent. It was determined upon filing the 2008 income tax return that this election resulted in a deferred tax benefit of $21.0 million for the period ended June 30, 2009.

  The tax effect of other comprehensive income (loss) for the period is comprised of the following amounts:

	Three months ended September 30,		Nine months ended September 30,
	2009	2008	2009	2008
Unrealized gain on hedging activities	$(1,702)	$—	$(4,202)	$—
Adjustments for derivative financial instruments maturing during the period	1,076	—	685	—
Amortization of unrecognized gain on pension liability	(2)	—	(6)	(4)

	$(628)	$—	$(3,523)	$(4)

10.   FINANCIAL INSTRUMENTS

  From time to time, the Company has entered into financial instruments with a number of financial institutions in order to hedge underlying cash flow and fair value exposures arising from changes in commodity prices, interest rates, equity prices or foreign currency exchange rates.

  In 2008 and 2009, financial instruments which have subjected the Company to market risk and concentration of credit risk consisted primarily of cash, cash equivalents and short-term investments. The Company places its cash and cash equivalents and short-term investments in high quality securities issued by government agencies, financial institutions and major corporations and limits the amount of credit exposure by diversifying its holdings.

  The Company generates almost all of its revenues in US dollars. The Company's Canadian operations, which include the LaRonde mine, the Goldex mine, the Lapa mine and the Meadowbank mine project, have Canadian dollar requirements for capital, operating and exploration expenditures.

  In the third quarter of 2008, to mitigate the risks associated with fluctuating foreign exchange rates, the Company entered into three zero cost collars to hedge the functional currency equivalent cash flows associated with the Canadian dollar denominated capital expenditures. In March 2009, the Company entered into another zero cost collar for the same purpose. The purchase of US dollar put options has been financed through selling US dollar call options at a higher level such that the net premium payable to the different counterparties by the Company is nil. The hedged items represent monthly forecasted Canadian dollar cash outflows during 2009. At September 30, 2009, the zero cost collars hedge $55.0 million of 2009 expenditures (2008 — nil). The cash flow hedging relationship meets all requirements per ASC 815 to be effective, and unrealized gains and losses are recognized within other comprehensive income ("OCI").

  Gains and losses deferred in accumulated OCI are reclassified into income when amortization (or depreciation) of the hedged capital asset begins. In other words, gains and losses in accumulated OCI are reclassified into income in the same period or periods the asset affects income. Amounts transferred out of accumulated OCI are recorded in depreciation expense. The total amount of unrealized gain on the hedges was $4.1 million as at September 30, 2009. No amounts were reclassified into income during the nine months ended September 30, 2009 and none are expected to be reclassified into income in 2009. During the three and nine months ended September 30, 2009, the Company reclassified a realized gain of $3.9 million (2008 — nil) and $2.5 million (2008 — nil) respectively from accumulated OCI to Meadowbank project development costs.

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2009

10.   FINANCIAL INSTRUMENTS (Continued)

  The following table shows the changes in the accumulated other comprehensive income ("AOCI") balances recorded in the consolidated financial statements pertaining to the foreign exchange hedging activities. The fair values, based on Black-Scholes calculated mark-to-market valuations, of recorded derivative related assets and liabilities and their corresponding entries to AOCI reflect the netting of the fair values of individual derivative financial instruments.

	Three months ended September 30,		Nine months ended September 30,
	2009	2008	2009	2008
AOCI, beginning of period	$1,820	$—	$(8,888)	$—
Gain reclassified from AOCI into project development costs	(3,986)	—	(2,536)	—
Gain recognized in OCI	6,305	—	15,563	—

AOCI, end of period	$4,139	$—	$4,139	$—

  As at December 31, 2008, the Company had two unmatured covered call options on available-for-sale securities with a premium including a Black-Scholes calculated mark-to-market valuation, amounting to $3.9 million. Premiums received on the sale of covered call options are recorded as a liability until they mature or the position is closed. Gains or losses as a result of mark-to-market valuations are taken into income in the period incurred. The Company sold these call options against the shares of Goldcorp Inc. ("Goldcorp") to reduce its price exposure to the Goldcorp shares and warrants it acquired in connection with Goldcorp's acquisition of Gold Eagle Mines Ltd. During 2009, the Company has continued to write covered call options on the shares and also the warrants of Goldcorp as they expire and/or were repurchased.

  During the three months ended September 30, 2009, the Company recognized a net gain of $1.9 million in the interest and sundry income component of the consolidated statements of income (loss) (2008 — nil) related to the written call options of Goldcorp.

  During the nine months ended September 30, 2009, the Company recognized a net gain of $8.7 million in the interest and sundry income component of the consolidated statements of income (2008 — nil) related to the written call options of Goldcorp.

  As at September 30, 2009, the Company had two covered call option positions against the warrants of Goldcorp that were unmatured at period end with a premium, including a Black-Scholes calculated mark-to-market valuation, amounting to $1.4 million (2008 — nil). The fair value of the covered call options approximate their carrying value as at September 30, 2009. This amount, currently recorded as a liability, is expected to be recognized through the consolidated statements of income in the fourth quarter of 2009.

  There were no metal derivative positions in the three or nine months ended September 30, 2009 and none throughout 2008.

  The fair values of the Company's current financial assets and liabilities approximate their carrying values as at September 30, 2009.

11.   COMMITMENTS, CONTINGENCIES, AND GUARANTEES

  As part of its ongoing business and operations, the Company has been required to provide assurance in the form of letters of credit for environmental and site restoration costs, custom credits, government grants and other general corporate purposes. As at September 30, 2009, the total amount of these guarantees was $76.9 million.

  Certain of the Company's properties are subject to royalty arrangements. The following are the most significant royalties:

  The Company has a royalty agreement with the Finnish government relating to the Kittila Mine. Starting 12 months after the mining operations commence, the Company has to pay 2% on net smelter return, defined as revenue less processing costs. The royalty is paid on a yearly basis the following year.

  The Company is committed to pay a royalty on future production from the Meadowbank mine project. The Nunavut Tunngavik administered mineral claims are subject to production leases including a 12% net profits interest royalty from which annual deductions are limited to 85% of gross revenue. Production from Crown mining leases is subject to a royalty of up to 14% of adjusted net profits, as defined in the Northwest Territories and Nunavut Mining Regulations under the Territorial Lands Act (Canada).

  The Company is committed to pay a royalty on production from properties in the Abitibi area. The type of royalty agreements include but are not limited to net profits interest royalty and net smelter return royalty with percentages ranging from 0.5% to 5%.

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2009

11.   COMMITMENTS, CONTINGENCIES, AND GUARANTEES (Continued)

  The Company is committed to pay a royalty on production from properties in the Pinos Altos area. The type of royalty agreements include but are not limited to net profits interest royalty and net smelter return royalty with percentages ranging from 2.5% to 3.5%.

12.   SEGMENTED INFORMATION

  The Company's operations are divided into geographical segments, as follows:

Canada:	LaRonde mine, Lapa mine, Goldex mine, Meadowbank mine project, the Canada Exploration office, and the Regional Office
Europe:	Kittila mine and the Europe Exploration office
Mexico:	Pinos Altos mine project and the Latin America Exploration office
USA:	USA Exploration office and other

  Corporate Head Office assets are included in the Canada category and specific corporate income and expense items are noted separately below.

  On May 1, 2009, both the Lapa mine and Kittila mine commenced commercial production. The Goldex mine commenced commercial production August 1, 2008.

Three Months Ended September 30, 2009	Revenues from Mining Operations	Production Costs	Amortization	Exploration & Corporate Development	Foreign Currency Translation Loss (Gain)	Segment Income (Loss)
Canada	$128,379	$68,625	$17,469	$5,352	$19,805	$16,333
Europe	20,871	20,027	5,731	878	4,860	(10,625)
Mexico	—	—	—	3,080	(229)	(2,056)
USA	—	—	—	2,536	(1,561)	(975)

	$149,250	$88,652	$23,200	$11,846	$22,875	$2,677

Segment income						$2,677
Corporate and Other
Interest and sundry income						3,664
General and administrative						(14,658)
Gain on sale of available-for-sale securities						5,939
Provincial capital tax						(1,583)
Interest expense						(2,648)

Loss before income, mining and federal capital taxes						$(6,609)

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2009

12.   SEGMENTED INFORMATION (Continued)

Three Months Ended September 30, 2008	Revenues from Mining Operations	Production Costs	Amortization	Exploration & Corporate Development	Foreign Currency Translation Loss (Gain)	Segment Income (Loss)
Canada	$91,171	$50,525	$9,049	$2,768	$(10,966)	$39,795
Europe	—	—	—	1,445	(8,537)	7,092
Mexico	—	—	—	1,938	10	(1,948)
USA	—	—	—	2,174	990	(3,164)

	$91,171	$50,525	$9,049	$8,325	$(18,503)	$41,775

Segment income						$41,775
Corporate and Other
Interest and sundry income						2,567
General and administrative						(10,829)
Gain on sale of available-for-sale securities						25,220
Write-down on available-for-sale securities						(35,588)
Provincial capital tax						(1,439)
Interest expense						(1,038)

Income before income, mining and federal capital taxes						$20,668

Nine Months Ended September 30, 2009	Revenues from Mining Operations	Production Costs	Amortization	Exploration & Corporate Development	Foreign Currency Translation Loss (Gain)	Segment Income (Loss)
Canada	$360,959	$176,166	$43,023	$11,109	$29,186	$100,680
Europe	27,206	23,217	7,777	4,330	5,162	(13,280)
Mexico	—	—	—	7,510	(263)	(6,452)
USA	—	—	—	5,769	(2,039)	(3,730)

	$388,165	$199,383	$50,800	$28,718	$32,046	$77,218

Segment income						$77,218
Corporate and Other
Interest and sundry income						13,460
General and administrative						(45,823)
Gain on sale of available-for-sale securities						6,474
Provincial capital tax						(4,165)
Interest expense						(5,852)

Income before income, mining and federal capital taxes						$41,312

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2009

12.   SEGMENTED INFORMATION (Continued)

Nine Months Ended September 30, 2008	Revenues from Mining Operations	Production Costs	Amortization	Exploration & Corporate Development	Foreign Currency Translation Loss (Gain)	Segment Income (Loss)
Canada	$295,703	$140,217	$23,595	$7,026	$(22,969)	$147,834
Europe	—	—	—	5,941	(3,959)	(1,982)
Mexico	—	—	—	5,859	13	(5,872)
USA	—	—	—	7,337	686	(8,023)

	$295,703	$140,217	$23,595	$26,163	$(26,229)	$131,957

Segment income						$131,957
Corporate and Other
Interest and sundry income						9,326
General and administrative						(40,456)
Gain on sale of available-for-sale securities						25,626
Write-down on available-for-sale securities						(35,588)
Provincial capital tax						(3,314)
Interest expense						(2,356)

Income before income, mining and federal capital taxes						$85,195

	Total Assets as at
	September 30, 2009	December 31, 2008
Canada	$3,047,889	$2,530,929
Europe	617,689	542,373
Mexico	438,016	296,310
USA	9,709	9,212

	$4,113,303	$3,378,824

13.   SUBSEQUENT EVENTS

  The Company evaluated subsequent events through the date the interim consolidated financial statements were issued. As of November 12, 2009, the Company did not have any recognized or non-recognized subsequent events.

14.   COMPARATIVE FIGURES

  Certain items in the comparative interim consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of the September 30, 2009 interim consolidated financial statements.

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  Exhibit 99.1
QUARTERLY MANAGEMENT'S DISCUSSION AND ANALYSIS UNITED STATES GAAP (all figures are expressed in US dollars unless otherwise noted and all units of measurement expressed in metric unless otherwise noted)
AGNICO-EAGLE MINES LIMITED SUMMARY OF OPERATIONS KEY PERFORMACE INDICATORS (thousands of United States dollars, except where noted, US GAAP basis)
AGNICO-EAGLE MINES LIMITED SUMMARIZED QUARTERLY DATA (thousands of United States dollars, except where noted)
AGNICO-EAGLE MINES LIMITED CONSOLIDATED BALANCE SHEETS (thousands of United States dollars, US GAAP basis) (Unaudited)
AGNICO-EAGLE MINES LIMITED CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS) (thousands of United States dollars except share and per share amounts, US GAAP basis) (Unaudited)
AGNICO-EAGLE MINES LIMITED CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (thousands of United States dollars, US GAAP basis) (Unaudited)
AGNICO-EAGLE MINES LIMITED CONSOLIDATED STATEMENTS OF CASH FLOWS (thousands of United States dollars, US GAAP basis) (Unaudited)
AGNICO-EAGLE MINES LIMITED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (thousands of United States dollars except share and per share amounts, unless otherwise indicated) (Unaudited) September 30, 2009